[LETTERHEAD]

April 30, 2008

Ms. Karen Garnett
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:         By Design, Inc. (the Company)
Form SB-2 Registration Statement, Amendment No. 5
File Number: 333-145760

Dear Ms. Garnett;

This is in response to your April 23, 2008 comment letter to the Company. The paragraph in this letter corresponds to that in your comment letter.

Consolidated Financial Statements

We have recalculated the depreciation schedules.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner